

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 3, 2006

Via U.S. mail and facsimile

Mr. Charles A. Carroll
Chief Executive Officer
Goodman Global, Inc.
2550 North Loop West, Suite 400
Houston, TX 77092

   Re: **Goodman Global, Inc.**
      Amendment No. 4 to Registration Statement on Form S-1
      Filed March 30, 2006
      File No. 333-131597

Dear Mr. Carroll:

   We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1

1. We note the statement in the third paragraph. Please have counsel confirm to us that it concurs with our understanding that its reference to the "General Corporation Law of the State of Delaware" includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.

            * * * *

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Ben D. Campbell
General Counsel
Goodman Global, Inc.
2550 North Loop West, Suite 400
Houston, TX 77092

Mr. Gregory Ezring, Esq.
Mr. Raymond Y. Lin, Esq.
Latham & Watkins LLP
885 Third Avenue, Suite 1000
New York, NY 10022

Mr. Gerald S. Tanenbaum, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, NY 10005